SEC File No: 333-85338

CLOSED-END FUND UPDATE

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THE PROPOSED MERGER OF ASP, BSP, CSP, AND SLA
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o  American Strategic Income Portfolio Inc. ("ASP")
o  American Strategic Income Portfolio Inc.--II ("BSP")
o  American Strategic Income Portfolio Inc.--III ("CSP")
o  American Select Portfolio Inc. ("SLA")

Shareholders are being asked to consider and vote on a proposal that will combine each of ASP, BSP, CSP, and SLA, closed-end management investment companies (each a "Fund" and together the "Funds"), into American Real Estate Finance Corporation (the "Company"), a specialty finance company that will elect to be taxed as a real estate investment trust (a "REIT") for federal income tax purposes. This Closed-End Fund Update highlights selected information that is contained in the preliminary joint proxy statement/prospectus filed by the Funds and the Company with the Securities and Exchange Commission (the "SEC") as part of a registration statement on Form S-4. Please read the joint proxy statement/prospectus carefully before making a decision concerning the merger.

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QUESTIONS AND ANSWERS

Q: WHY A MERGER NOW?

A: The management team and the board of directors of each Fund believe that the merger is a natural evolution designed to maintain investment processes in the mainstream of commercial real estate finance. They believe the Company will be able to provide more effective diversification through enhanced access to better borrowers, properties, and markets. The new corporate structure may provide the potential for better risk management processes through expanded balance sheet management techniques.


Q: WHY DOES THE BOARD OF DIRECTORS OF EACH FUND RECOMMEND VOTING FOR THE MERGER?

A: The board of directors of each Fund has determined that the merger is fair to, and in the best interests of, the shareholders of that Fund, and has recommended that the shareholders of that Fund vote "for" the approval of the merger. In reaching this determination, the board of directors of each Fund considered the findings and recommendations of a special committee of independent directors of the Funds (the "Special Committee"). The boards of directors and the Special Committee also consulted with Friedman, Billings, Ramsey & Co. Inc. (the "Financial Advisor"), legal counsel, and the Funds' accountants, and received fairness opinions from the Financial Advisor.


Q: WHAT ARE THE POTENTIAL BENEFITS OF THE MERGER?

A: Positive factors considered by the board of directors of each Fund and the Special Committee include:

o  The potential for increased earnings and dividend distributions.

o  The potential for enhanced liquidity.

o  The opportunity for greater investment diversification.

o  A more flexible operating structure and decreased regulatory burden.

o  The opportunity to increase borrowings used in investment activities.

o The opportunity for shareholders to exchange their shares in a tax-deferred transaction.

o  The potential for growth and enhanced access to capital.

o  The receipt of fairness opinions from a financial advisor.


Q: WHAT ARE THE POTENTIAL DRAWBACKS OF THE MERGER?

A: Negative factors considered by the board of directors of each Fund and the Special Committee include:

o  Uncertain market price of Company common stock after the merger.

o  Volatility of the REIT market.

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The Proposed Merger of ASP, BSP, CSP, and SLA  CONTINUED
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o  Increased leverage may increase exposure to loss.

o  Increased compensation is payable to the REIT's investment advisor.

o A termination fee may be payable to the REIT's investment advisor upon termination or nonrenewal of the advisory agreement.

o Shareholders will no longer enjoy certain protections afforded by the Investment Company Act of 1940, as amended.

o Benefits of the merger may be reduced if less than all the Funds participate in the merger.

o  Expenses of the merger.


Q: WHAT WILL SHAREHOLDERS RECEIVE IN THE MERGER?

A: Shareholders will receive either Company common stock and/or cash in the merger.

COMPANY COMMON STOCK

Each outstanding share of common stock in each participating Fund (other than dissenting shares) will be converted into a number of shares of Company common stock having a net asset value equal to the net asset value of the converted share.

CASH ELECTION OPTION

Shareholders of each Fund may elect to receive, in lieu of Company common stock, cash in an amount equal to the net asset value of their Fund shares. Cash available to fund cash elections for shareholders in each Fund is limited to 15% of its net asset value. Excess cash elections in any Fund will be prorated in accordance with the ownership interests of electing shareholders.


Q: WHO WILL BE THE MANAGEMENT TEAM IF THE MERGER IS COMPLETED?

A: If the merger proceeds, the management team of the Company will be the same as the current management team of the Funds. The senior members of the management team have been co-managers of the Funds since 1992 and lead managers since December 1995.


Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: The merger is intended to qualify as a tax-free reorganization. Neither the Funds nor the Funds' shareholders (with the exception of those shareholders receiving cash payments in the merger) should recognize taxable gain or loss as a result of the merger. You should consult with your tax advisors regarding the tax consequences of the merger to you.


Q: WHAT WILL THE COMPANY DO?

A: The Company's business plan will continue to focus on providing high levels of current income. The business strategy of the Company will be to grow its investment portfolio and net income over time through additional investments in mortgage-related assets, which will enable it to capitalize on the spread between the yield on its assets (net of credit losses) and the cost of its borrowing and hedging activities. The Company will continue to invest in many of the same types of assets held by the Funds and will thus emphasize direct ownership of commercial, multifamily, and residential mortgage loans. If all of the Funds participate in the merger, the Company will initially own nearly $1.0 billion in mortgage-related assets consisting primarily of whole loans and participating mortgages secured by commercial and multifamily properties and, to a lesser extent, U.S. agency mortgage-backed securities.


Q: WHAT HAPPENS IF THE MERGER DOES NOT OCCUR?

A: If the merger of any individual Fund is not consummated for any reason, the Fund expects to continue to operate in its current form. There will be no change in that Fund's investment objectives, policies, or restrictions. No other transaction is currently being considered by the board of directors of any Fund as an alternative to the merger, although other alternatives may be explored in the future.


Q: WHAT IS A REIT?

A: A REIT is essentially a corporation or business trust that combines the capital of many investors to acquire or provide financing for all forms of real estate. A REIT functions much like a mutual fund for real estate in that investors obtain the benefit of a diversified portfolio under professional management. Its shares are freely traded, often on a major stock exchange. A corporation or trust that qualifies as a REIT generally does not pay corporate income tax to the extent that it distributes its net income to shareholders.

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The Proposed Merger of ASP, BSP, CSP, and SLA  CONTINUED
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Q: WILL THE COMPANY QUALIFY AS A REIT?

A: Yes. The Company will seek to qualify and elect to be taxed as a REIT. Additionally, the Company will apply to list its common stock on the New York Stock Exchange.


Q: WHAT WILL BE THE DIVIDEND POLICY OF THE COMPANY?

A: The Company intends to make quarterly dividend and distribution payments to its shareholders. Under the applicable REIT requirements of the Internal Revenue Code of 1986, as amended, the Company is required to distribute at least 90% of its taxable income. The Company intends to make quarterly distributions to its shareholders at minimum amounts that will enable it to comply with these provisions. The actual amount of such distributions will be determined on a quarterly basis by the Company's board of directors, taking into account, in addition to the REIT requirements, the cash needs and net income of the Company, the market price for its common stock, and other factors the board of directors considers relevant.


Q: WHAT IS THE CONSIDERATION OFFERED IN THE MERGER?

A: In the merger, you will receive one newly issued share of common stock in the Company for each $10.00 of Fund net asset value your holdings of Fund shares represent. For this purpose, net asset value of the Funds will be calculated as of the last business day of the week immediately preceding the closing of the merger. The net asset value of each Fund will be determined under the existing net asset value policies of the Funds and will take into account the estimated expenses of the merger. The merger also provides that shareholders of each Fund may elect to receive, in lieu of Company common stock, cash in an amount equal to the net asset value of their shares. Cash available to fund cash elections for shareholders in each Fund is limited to 15% of its net asset value.


Q: WHAT WILL THE TAX BASIS OF THE FUNDS' SHAREHOLDERS BE IN THE COMPANY COMMON STOCK THEY RECEIVE IN THE MERGER?

A: The tax basis of the shareholders of the Funds in the Company common stock they receive in the merger will equal their current tax basis in their Fund shares plus the amount of gain, if any, recognized as a result of the merger.


Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: Subject to regulatory and shareholder approvals, we anticipate approval of the merger in late summer/early fall 2002.


Q: WHO CAN HELP ANSWER MY ADDITIONAL QUESTIONS?

A: Shareholders of any Fund with additional questions should contact our Investor Services at 800-677-3863.

For more complete information, see the Form S-4 Registration Statement of American Real Estate Finance Corporation online at http://sec.freeedgar.com/displayText.asp?ID=1819717


THE COMPANY HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC, WHICH INCLUDES A JOINT PROXY STATEMENT OF THE FUNDS AND A PROSPECTUS OF THE COMPANY, EACH IN PRELIMINARY FORM, AND OTHER RELEVANT DOCUMENTS CONCERNING THE MERGER. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED BY THE FUNDS OR THE COMPANY WILL BE AVAILABLE FREE OF CHARGE FROM INVESTOR SERVICES, U.S. BANCORP ASSET MANAGEMENT, INC., 800 NICOLLET MALL, MINNEAPOLIS, MINNESOTA 55402; TELEPHONE:
800-677-3863.

PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

THIS CLOSED-END FUND UPDATE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

Each of the Funds and its board of directors and executive officers and U.S. Bancorp Asset Management, Inc. and its executive officers may be deemed to be participants in the solicitation of proxies from Fund shareholders in favor of the merger. It is expected that certain current officers of U.S. Bancorp Asset Management, Inc. will be executive officers and directors of the Company and of its newly formed investment advisor. Information regarding the interests of the Funds' officers and directors in the transaction is included in the joint proxy statement/prospectus. Information regarding the interests of U.S. Bancorp Asset Management, Inc., and its officers and directors in the transaction is included in the joint proxy statement/prospectus. In addition to the joint proxy statement/prospectus to be mailed to the shareholders of the Funds in connection with the merger, each Fund files reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. Investors should call the SEC at 800-SEC-0330 for further information on the public reference room. The reports, statements, and other information filed by the Funds with the SEC are also available free of charge at the SEC's Web site at www.sec.gov. A free copy of these reports, statements, and other information may also be obtained from U.S. Bancorp Asset Management, Inc., as set forth above.

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